08002868

RECEIVED

2008 MAY 28 A 8:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 16, 2008

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

SUPPL

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel, Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"Kobe Steel's dividends for fiscal 2007"

PROCESSED
JUN 02 2008
THOMSON REUTERS

Thank you for your assistance in handling it as required.

Sincerely yours,

斎藤一佐

Kazusa Saito
Finance Department
Kobe Steel, Ltd.

Jw 5/28

RECEIVED
2008 MAY 28 A 8:32
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

May 16, 2008

Company name:	Kobe Steel, Ltd.
Web site:	www.kobelco.com
President, CEO & Representative Director:	Yasuo Inubushi
Stock exchange code number:	5406
Stock exchanges where shares are listed:	Tokyo, Osaka and Nagoya, Japan

Kobe Steel's dividends for fiscal 2007

Kobe Steel, Ltd. announces that at the Board of Directors' meeting held today, May 16, 2008, the Board passed a resolution to pay cash dividends from retained earnings with March 31, 2008 as the date of record.

	Amount determined	Latest dividend forecast (April 25, 2008)	Fiscal 2006 (Ended Mar. 2007)
Date of record	March 31, 2008	March 31, 2008	March 31, 2007
Dividend per share	3.5 yen	3.5 yen	4 yen
Total amount of dividends	10,526 million yen	--	12,204 million yen
Payments to begin	June 4, 2008	--	June 6, 2007
Dividend source	Retained earnings	--	Retained earnings

(For Reference)
Breakdown of annual dividends

	Dividend per share		
Date of record	1st half of fiscal year	2nd half of fiscal year	Full fiscal year
Fiscal 2007 dividends	3.5 yen	3.5 yen	7 yen
Fiscal 2006 dividends	3 yen	4 yen	7 yen

Media Contact:

Gary Tsuchida
Publicity Group
Tel +81 (0)3 5739-6010

Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
JAPAN
Website: www.kobelco.com
E-mail: aapress@kobelco.com

RECEIVED

2008 MAY 28 A 8:31

FICE OF INTERNATIONAL CORPORATE FINANCE

May 16, 2008

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel, Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"Kobe Steel to Dissolve and Liquidate a Subsidiary"

Thank you for your assistance in handling it as required.

Sincerely yours,

斎藤 一佐

Kazusa Saito
Finance Department
Kobe Steel, Ltd.

RECEIVED

2008 MAY 28 A 8:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 16, 2008

Company name:	Kobe Steel, Ltd.
Web site:	www.kobelco.com
President, CEO & Representative Director:	Yasuo Inubushi
Stock exchange code number:	5406
Stock exchanges where shares are listed:	Tokyo, Osaka and Nagoya, Japan

Kobe Steel to Dissolve and Liquidate a Subsidiary

Kobe Steel, Ltd. announces that it has decided to dissolve the following subsidiary as follows:

1. Outline of Subsidiary

(1)	Company:	Kobe Steel Europe, Ltd.
(2)	Address:	160 Aldersgate Street, London EC1A 4DD
(3)	Representative:	Jun Miyazaki
(4)	Established:	1984
(5)	Capital:	£3,500,000
(6)	Fiscal Year Ends:	December
(7)	Shareholder:	Kobe Steel, Ltd. (100%)
(8)	Business Activities:	Technical information gathering in the United Kingdom

2. Reason for Dissolution and Liquidation

Kobe Steel, Ltd. has decided to dissolve this company after concluding that, according to the diversification of technology information gathering methods, it is no longer necessary to gather such information through a local subsidiary.

3. Dissolution Schedule

Dissolution to be completed by the end of March 2009

4. Outlook

Dissolution of this subsidiary will have no effect on the consolidated and non-consolidated operating results of Kobe Steel, Ltd.

Media Contact:

Gary Tsuchida
Publicity Group
Tel +81 (0)3 5739-6010

Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
JAPAN
Website: www.kobelco.com
E-mail: aapress@kobelco.com

END